August 25, 2005


Mail Stop 4561

Mr. Cornelius Stam
Chief Financial Officer
JCM Partners, LLC
2151 Salvio Street, Suite 325
Concord, CA 94520

Re:	JCM Partners, LLC
	Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005
	File No. 0-32653

Dear Mr. Stam:

      We have reviewed your response letter dated August 19, 2005 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

1. We have read your response to prior comment 1. We note that the
Class 1 and Class 2 Units are classified as "Redeemable Units" and you have not presented a total of permanent equity and Redeemable Units. However, in order to add transparency to your disclosure, please confirm to us that you will revise your future filings to classify the Class 1 and Class 2 Redeemable Units in a category separate from liabilities, members` units and retained earnings.

2. Further to our previous comment, we note that since the Board of
Managers would first have to approve a change of control transaction before the holders of Series B Preferred Units would be able to exercise their put rights, you believe that the Series B Preferred Units are not redeemable at the option of the holder. However, pursuant to EITF D-98, any provision that requires approval by the Board of Managers cannot be assumed to be within your control. In light of the beneficial ownership of your Series B Preferred Units disclosed in your Definitive Proxy Statement filed May 2, 2005, please advise us how you considered whether the beneficial owners who are also members of your Board of Managers control a majority of the votes of the Board of Managers through direct representation or through other rights. In that regard, please clarify whether any triggering event outside of your control could result in Series B Preferred Unit holders controlling the Board of Managers.

Consolidated Statements of Operations, page F-4

3. We have reviewed your response to prior comment 2 and it remains unclear whether you considered EITF 03-6 in your response, especially as it relates to paragraph 21. In light of this guidance, please tell us the impact utilizing the two-class method would have on basic earnings per share for each annual and interim period. Finally, please revise your statements of operations if the impact is material or explain how you evaluated the materiality quantitatively and qualitatively if you do not revise.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Rachel Zablow, Staff Accountant, at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief
Mr. Cornelius Stam
JCM Partners, LLC
August 25, 2005
Page 1